UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SALARY.COM, INC.

(Name of Subject Company)

SALARY.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

794006106

(CUSIP Number of Class of Securities)

Paul R. Daoust

President and Chief Executive Officer

Salary.com, Inc.

160 Gould Street

Needham, Massachusetts 02494

(781) 851-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

James A. Matarese, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 1, 2010, Salary.com, Inc. provided the following frequently asked questions to its employees:

General Questions

Q: What is happening?

A: Kenexa Corporation and Salary.com have signed a definitive agreement on 08/31/2010 for Kenexa to acquire Salary.com. By signing the definitive agreement, both companies have agreed to the terms of this acquisition. The deal is expected to close no later than December 31, 2010. In the meantime, we will continue to run the business as usual.

Please refer to the Press Release announcement for additional details.

Q: Now that this has been announced, what is the process for completing the acquisition?

A: Kenexa will issue a formal tender offer to Salary.com shareholders, requesting they tender their shares to the offer. Shareholders will receive information in the mail that will give them all the details they need to make an informed decision. The Salary.com Board of Directors unanimously recommends that Salary.com stockholders accept and tender their shares into the Kenexa tender offer. Shareholders will have 20 business days to respond following the commencement of the offer. A toll-free 1-800 number will be set up for any inquiries.

Q: Why is this happening?

A: There is a strong strategic fit between Salary.com and Kenexa, particularly in our joint emphasis on thoroughly researched, best in class Software-as-a-Service solutions. Combined we bring together a team of highly experienced personnel from around the world.

Salary.com’s acquisition by Kenexa will enable us to further capitalize on our market leading software and data, in compensation, talent management, and consumer offerings. Salary.com will now have access to a much larger global sales and services organization, greater R&D resources and overall financial strength to provide our customers with confidence that we will be able to meet their needs from a long-term perspective. We believe that the combination of Salary.com and Kenexa will provide an end-to-end value proposition that is unmatched in the marketplace.

Moving forward, the strength of our combined company will ensure that we have the capabilities and resources to deliver an exceptional level of services and support.

Q: What will Salary.com bring to Kenexa?

A: Salary.com will bring the following to Kenexa:

•	Significant domain expertise and a strong leadership position in the area of on-demand compensation management solutions

•	Offerings that are highly synergistic with Kenexa’s broad suite of talent acquisition and retention solutions

•	Opportunity to take Salary.com’s solutions to Kenexa’s customer base, which includes some of the largest corporations in the world

•	Salary.com has over 3,700 enterprise customers that provide a fertile opportunity for Kenexa to deliver their complementary suite of software, services and content

Q: What will Kenexa bring to Salary.com?

A: We believe that the combination of Salary.com and Kenexa will provide an end-to-end value proposition that is unmatched in the marketplace. Salary.com will now have access to:

•	a much larger global sales and service organization

•	greater R&D resources

•	overall financial strength to provide our customers with confidence that we will be able to meet their needs from a long-term perspective

Q: Does Kenexa plan to discontinue or sell any of our assets or products?

•	A: There have been no decisions made to change the support of our existing products.

Q: When will the acquisition be complete?

A: Kenexa expects to complete the cash tender offer and close the transaction no later than December 31, 2010.

Q: What happens if the transaction does not close in the timeframe currently anticipated?

A: While we do not expect this to occur, until the transaction closes Salary.com will continue to operate as a separate public entity, and we will continue to execute against our FY11 Plan.

Q: How can I learn more about Kenexa?

A: Attached is a Kenexa Company Fact sheet; also, feel free to visit their website to learn more about their products and services at www.kenexa.com.

Customer Related Questions:

Q: What does this mean for our customers?

A: Salary.com’s acquisition by Kenexa will enable us to further capitalize on our market leading software and data, in compensation, talent management and consumer offerings. Salary.com will now have access to a much larger global sales organization, greater R&D resources and overall financial strength to provide our customers with confidence that we will be able to meet their needs from a long-term perspective. We believe that the combination of Salary.com and Kenexa will provide an end-to-end value proposition that is unmatched in the marketplace.

Q: How are we messaging this to our customers?

A: We believe that the combination of Salary.com and Kenexa will provide an end-to-end value proposition that is unmatched in the marketplace:

•	Salary.com will now have access to a much larger global sales and service organization

•	greater R&D resources

•	Overall financial strength to provide our customers with confidence that we will be able to meet their needs from a long-term perspective

Q: How can I assure customers and prospects in the short-term if we do not know the long-term plans and strategy with Kenexa?

A: Because Kenexa and Salary.com operate complementary businesses, Salary.com is excited to be part of a much larger organization:

•	Compensation management is highly synergistic with Kenexa’s current suite of talent acquisition and retention solutions

•	Salary.com has established a clear market leadership position in the on-demand, compensation management market which Kenexa is going to build upon

•	Shared commitments to best-in-class talent management solutions

•	Salary.com and Kenexa have complementary business models, as both companies deliver a combination of software and proprietary content through a subscription-based, on-demand model

Q: What is going to be different when Salary.com is part of Kenexa?

A: We believe that the combination of Salary.com and Kenexa will provide an end-to-end value proposition that is unmatched in the marketplace:

•	Salary.com will now have access to a much larger global sales and services organization,

•	greater R&D resources and

•	Overall financial strength to provide our customers with confidence that we will be able to meet their needs from a long-term perspective.

Q: Will anything change regarding products, services, pricing, and support?

A: There have been no decisions made to change the support of our existing products, services, pricing, or support.

Q: What is the impact for sales cycles in process?

A: All existing sales cycles should continue. Please notify your manager if you would like additional executive sponsorship to support any sales efforts.

Q: What if a customer or prospect has questions or concerns about the acquisition?

A: Please direct questions to:

•	Customer or prospects contact Teri Shipp

•	Industry analysts or press contact Brent Kleiman

•	Financial or legal questions contact Bryce Chicoyne

Employee Related Questions:

Q: How will this impact me?

A: You should continue performing your job to ensure the ongoing operations of our business, and continue to focus on the achievement of the FY11 business objectives that we established earlier this year. Over the upcoming days and weeks, more information will be made available to you, however it is essential that we continue advancing our business and that everyone continues to perform their duties.

Q: Will Kenexa be moving or closing our Needham office?

A: There have been no decisions made to change the Salary.com office location.

Q: How will our offices in China and the UK be impacted?

A: There have been no decisions made to change our international operations.

Q: Will our employee benefits change?

A: You should expect no immediate changes to your benefit programs. Over the upcoming weeks, Salary.com and Kenexa will be working to review and compare our benefits offerings, employee policies, etc. Any changes will be communicated to you after the transaction is officially closed, and sufficient notice will be provided if there are any changes.

Q: How will my stock (stock options and RSU’s) be impacted?

A: All stock options outstanding immediately prior to the closing date (other than options under the Company’s 2004 Stock Plan) will become fully vested and exercisable, and the holders thereof will receive cash (without interest and less any applicable withholding of taxes) equal to the excess, if any, between the $4.07 per share offer price and the applicable strike price. All out of the money options as of the closing will be canceled without consideration.

Holders of stock options under the 2004 Stock Plan outstanding immediately following August 31, 2010 (the date of the Merger Agreement) will be able to exercise such options (including all unvested options, subject to consummation of the tender offer) prior to their cancellation as of the consummation of the tender offer, and tender the shares resulting from such exercises in the tender offer for the $4.07 per share offer price.

Further, all restricted stock awards and restricted stock units outstanding immediately prior to the closing date, will vest in full and will be cancelled and the holders thereof will receive cash equal to the per share offer price multiplied by the total number of shares underlying such restricted stock awards and restricted stock units, in each case, giving effect to full vesting thereof.

Q: Will the transaction result in a stock sale that I will have to report on my income taxes?

A: Once the acquisition is complete, all outstanding shares of Salary.com will be converted to cash, which will have tax consequences. More information on this process will be available to you, but you will need to speak with your tax advisor or accountant to discuss specific questions related to income taxes.

Q: Will my reporting structure change?

A: There are no changes to the current reporting structure. If there are changes to your reporting structure, they will not occur until after the transaction is closed.

Q: Will I lose my job?

A: Kenexa recognizes that Salary.com’s greatest asset is its people. No discussions have taken place about organizational changes. As mentioned, it is essential that we stay focused on maintaining our day-to-day operations, and that we continue to meet our objectives as a company.

Q: If my position is eliminated, will I receive severance?

A: Yes. Kenexa will provide severance if positions are eliminated. Specific details will be provided by Kenexa if/as appropriate.

Q: As a Sales professional, will any aspect of my role change, such as products sold, geographic territory, quota, sales compensation plan, etc.

A: There are no plans to make any changes.

Q: What can I expect over the next couple of weeks?

A: Over the next few weeks, Kenexa management will be meeting with Salary.com employees to share more information about Kenexa.

Q: How will the acquisition impact the Senior Management Team?

A: Until the acquisition closes there will be no changes to the Senior Management Team and they continue to be fully responsible for managing the business.

Q: How will I find out new information?

A: Over the upcoming days and weeks, new information will come from several sources:

•	Salary.com SMT

•	SharePoint Site on the Salary.com Intranet

•	HR (internal communications) and Marketing (external/client facing communications)

Additional Information

The tender offer by Kenexa Corporation and Spirit Merger Sub, Inc. for the outstanding common stock of Salary.com has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Kenexa Corporation and Spirit Merger Sub, Inc. will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Salary.com will thereafter file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. All statements included in this document concerning activities, events or developments that Kenexa Corporation and Salary.com expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including uncertainties as to the timing of the tender offer and the related merger; uncertainties as to how many of Salary.com’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers will be made; the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions; the risk that Salary.com’s business will have been adversely impacted during the pendency of the tender offer; and other risks and uncertainties discussed in Salary.com’s filings with the SEC, including the “Risk Factors” section of Salary.com’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, as amended, as well as the tender offer documents to be filed by Kenexa Corporation and Spirit Merger Sub, Inc. and the Solicitation/Recommendation Statements to be filed by Salary.com. Copies of Salary.com’s filings with the SEC may be obtained at the “Investor Relations” section of Salary.com’s website at http://www.salary.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.